SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of October, 2007

                              RYANAIR HOLDINGS PLC
                 (Translation of registrant's name into English)

                      c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________






                   RYANAIR TO LAUNCH 70 NEW ROUTES IN OCTOBER

                        MASSIVE EXPANSION ACROSS EUROPE


Ryanair, Europe's largest low fares airline, today (Tuesday, 2nd October 2007) announced that it will launch 70 new routes across Europe during October. This October revolution, which will send high fares all over Europe tumbling to the ground, includes new routes from Barcelona, Dublin, Dusseldorf, East Midlands, Liverpool, Madrid, Pisa and Stockholm and the opening of two new bases in Belfast and Valencia.

Welcoming the new routes, Ryanair's Head of Communications, Peter Sherrard said:

        "These 70 new routes will deliver Europe's lowest fares to over 5 million additional passengers next year and will provide a massive boost to tourism across Europe. To celebrate this low fare revolution, fares on all of Ryanair's 550 European routes have been reduced to just EUR12.99, so we advise passengers to log onto www.ryanair.com immediately to snap up a bargain."


Ends. Tuesday, 2nd October 2007


For further information:

Peter Sherrard - Ryanair Pauline McAlester - Murray Consultants

Tel: 00 353 1 812 1228 Tel: 00 353 1 4980 300



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  02 October 2007

                                    By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director